April 25, 2014

Via EDGAR

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.:	Christina DiAngelo Fettig

Re:	Consulting Group Capital Markets Funds (the “Trust” and each series thereof, a “Fund”)

Dear Ms. Fettig:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) based on the review conducted pursuant to the Sarbanes-Oxley Act of 2002. The comments relate to the annual report to shareholders dated August 31, 2013 which was filed on Form N-CSR (“Annual Report”). Additionally, comments for the Funds also relate to the Form NSAR-B filed on October 30, 2013. Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

Management’s Discussion of Fund Performance

1.	Comment: The Staff noted that Item 27(b)(7) of Form N-1A mandates that every annual report to shareholders required by Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), must contain management’s discussion of fund performance, unless the annual report is being filed for a money market fund. Further, management’s discussion of fund performance must include a table that provides a fund’s average annual total returns for the 1-, 5-, and 10-year periods as of the end of the last day of the most recent fiscal year (or for the life of the Fund, if shorter). The Staff noted that the table for the applicable Funds of the Trust did not contain the returns for each applicable benchmark, which is not mandated by Form N-1A but is considered an industry best practice.

Response: In the Funds’ next annual shareholder report, benchmark returns for each applicable Fund will be included in the average annual total returns tables.

2.	Comment: For each series of the Trust that invests a significant amount of its assets in derivatives, provide information in management’s discussion of fund performance on how investments in such instruments affected performance during the period. (See, Barry D. Miller letter to the Investment Company Institute dated July 30, 2010 regarding Derivatives-Related Disclosures by Investment Companies).

Response: As set forth in the Funds’ annual NFA affirmations, none of the Funds are beyond the de minimis thresholds required for registration as a CPO under CFTC Rule 4.5. The Funds will, however, evaluate whether to include in future annual shareholder reports disclosure regarding how a Fund’s significant derivative investments affect the Funds’ performance.

3.	Comment: In the Annual Report, references are made to certain indices being “Net”. An example of this can be found in footnote 6 on page 27 of the Annual Report which contains the following reference: MSCI EAFE® Index (Net). Please provide an explanation as to what “Net” means as it relates to this and any other index.

Response: The source of the index definitions is MSCI Inc. The MSCI Total Return Indexes measure the price performance of markets with the income from constituent dividend payments. Net total return indexes reinvest dividends after the deduction of withholding taxes, using (for international indexes) a tax rate applicable to non-resident institutional investors who do not benefit from double taxation treaties. The inclusion of this “Net” total return index definition will be made in future shareholder reports.

Fund Expenses

4.	Comment: Item 27(d)(1) of Form N-1A (Expense Example) requires certain disclosures within annual and semi-annual reports related to fund expenses and the calculations used to determine the disclosed amounts. Specifically, within the “Fund Expenses” section of the Annual Report examined, the footnote to the expense example tables do not disclose the actual number of days utilized in the most recent fiscal half-year period. This footnote only includes the phrase “multiplied by the number of days in the most recent fiscal half-year.” Please insert the exact number of days in the most recent fiscal half-year used in the calculation for all future shareholder reports.

Response: This change will be made in future shareholder reports.

Schedules of Investments

5.	Comment: With respect to securities that pay interest in-kind, future shareholder reports should describe the amount of interest that is payable in-kind and the amount of interest that is payable in cash for all bonds where a portion of the interest payment will be paid-in-kind. See footnote (b) on page 122 of the Annual Report.

Response: The requested disclosure will be made in the Funds’ next annual shareholder report.

Notes to Financial Statements

6.	Comment: Pursuant to FASB Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging (“ASC 815”), for Funds investing in derivatives please provide additional disclosure as to how the applicable Funds actually used derivatives during the period to meet its objectives and strategies.

Response: This change will be made in the Funds’ next annual shareholder report.

7.	Comment: If any of the Funds pay the types of taxes that are disclosed in paragraph (p) Federal and Other Taxes on page 177 of the Annual Report (e.g. foreign withholding tax) please round out this disclosure in future filings and direct shareholders to the location of this information in the financial statements.

Response: Foreign taxes withheld are included as a line item in the Investment Income section of the Statements of Operations for applicable Funds. The Funds will include a reference to this information in the next annual shareholder report and will also evaluate whether to include additional disclosure.

8.	Comment: Please confirm if any portion of the fees waived by the Adviser are subject to future recapture.

Response: No fees waived by the Adviser are subject to future recapture.

9.	Comment: There is a table included on page 180 that discloses the aggregate cost of purchases and proceeds from sales of investments for the fiscal year ended August 31, 2013. The footnote to this table states that “Transactions resulting from Sub Adviser Manager changes to the portfolios were excluded from the above purchase and sales values.” Confirm if these amounts were also excluded from the Funds’ portfolio turnover rate as calculated pursuant to Instruction 4(d) of Item 13 of Form N-1A, and if so, please explain how this exclusion is consistent with the instructions in the Form.

Response: The amounts referenced were excluded from the applicable Funds’ portfolio turnover rate calculation. These amounts were associated with in-kind transactions in conjunction with Sub-adviser manager changes and Fund management believes the exclusion of these transactions is consistent with Instruction 4(d)(iii) of Item 13 of Form N-1A.

10.	Comment: Please confirm if any capital loss carryovers were utilized to offset any taxable capital gains during the fiscal year ended August 31, 2013.

Response: Certain of the Funds did utilize capital loss carryovers during the fiscal year ended August 31, 2013. In the next annual shareholder report information will be included to indicate the amount of capital loss carryovers utilized by each Fund.

Board Approval of Management Agreement and Investment Advisory Agreements

11.	Comment: Please be more specific in the disclosure regarding the information considered by the Board in the discussion of its approval of management agreement and investment advisory agreements. See Item 27(d)(6) of Form N-1A.

Response: In future disclosures responding to this Item, the Trust will seek to provide additional specific disclosure, to the extent appropriate, regarding the considerations and conclusions with respect thereto that formed the basis for the Board’s approval of the management agreement and investment advisory agreements.

Form NSAR-B

12.	Comment: The attachment pursuant to Item 77(b) of Form N-SAR, Report of Independent Registered Accounting Firm, did not contain Deloitte & Touche LLP’s address. Please make sure this information is included in future filings.

Response: This information will be included in future filings.

Please contact the undersigned at (302) 888-4177 if you have any questions or comments.

Sincerely,

/s/ Paul Gallagher
Paul Gallagher
Secretary

April 25, 2014

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.:	Christina DiAngelo Fettig

Re:	Consulting Group Capital Markets Funds (the “Trust”)

Dear Ms. Fettig:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review conducted pursuant to the Sarbanes-Oxley Act of 2002, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

(b) Staff comments or changes to disclosure in response to Staff comments and reviewed by the Staff do not foreclose the Commission from taking any action with respect this disclosure; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul Gallagher
Paul Gallagher
Secretary